

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Mario Schlosser
Chief Executive Officer
Oscar Health, Inc.
75 Varick Street, 5th Floor
New York, NY 10013

> **Re: Oscar Health, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 12, 2021**
> **CIK No. 0001568651**

Dear Mr. Schlosser:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Consolidated Balance Sheet, page F-3

1. We acknowledge your response to prior comment 6. Please revise your presentation to include only amounts due from reinsurers for paid and unpaid claims and claim adjustment expenses in your reinsurance recoverable asset consistent with the guidance in ASC 944-310-25-2 and the definition of reinsurance recoverables in ASC 944-20-20. In addition, tell us whether you have any prepaid reinsurance premiums and report them separately as required by ASC 944-340-25-1. Alternatively, revise the caption on the face of your balance sheet and provide disclosure of the components in your footnotes.

Mario Schlosser
Oscar Health, Inc.
January 26, 2021
Page 2

  You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Keith Halverstam, Esq.